File No. 70-10158

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM U-1

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POST-EFFECTIVE AMENDMENT NO. 1
to

APPLICATION-DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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Entergy Gulf States, Inc.
350 Pine Street
Beaumont, Texas 77701

(Name of company filing this statement and address
of principal executive offices)

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Joseph F. Domino President and Chief Entergy Gulf States, Inc. 350 Pine Street Beaumont, Texas 77701	Steven C. McNeal Vice President and Treasurer Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113

(Names and address of agents for service)

______________________________________

The Commission is also requested to send copies of any
communications in connection with this matter to:

Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113 (504) 576-4257 (504) 576-4150 (fax)	William T. Baker, Jr., Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022 (212)603-2106 (212)603-2001 (fax)

The Application/Declaration is amended as follows:

Item 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

  Description of Entergy Gulf States, Inc.'s Current Financing Authority.

  By order dated December 29, 2003 (HCAR No. 27786) (the "Current Order"), Entergy Gulf States, Inc., a Texas corporation, and a wholly-owned public utility subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") ("EGSI") is authorized to engage in a program of external financing and related transactions through March 31, 2007 (the "Current Order"). Specifically, the Commission authorized EGSI to issue and sell, or arrange for the issuance and sale of, securities of the types set forth below having an aggregate value (calculated by principal amount in the case of debt and par value or initial offering price in the case of securities other than debt) (A) not to exceed $2 billion ($1.06 billion of which has been issued): (i) first mortgage bonds, including first mortgage bonds of the medium term note series, (ii) unsecured long-term debt, and/or (iii) preferred stock, preference stock and/or, directly or indirectly through one or more special purpose subsidiaries, other forms of preferred or equity-linked securities, and/or (B) not to exceed $500 million (all of which remains unissued) tax-exempt bonds, including the possible issuance and pledge of up to $560 million (all of which remains unissued) first mortgage bonds, including first mortgage bonds of the medium term note series, as collateral security for such tax exempt bonds (the aggregate principal amount of which collateral securities was not included in the $2 billion referenced above).

  Need for Additional Authorization.

  The recent hurricanes, Hurricane Katrina and Hurricane Rita, caused extensive damage in EGSI's service territory; most significantly, Hurricane Rita's impact on EGSI's transmission and distribution systems and power plants. At its peak, Hurricane Rita took out of service 82 percent of EGSI's Texas transmission lines and 38 percent of the transmission lines in southwest Louisiana, including all of its lines west of Lafayette, Louisiana and east of Conroe, Texas. At that time, assessment of EGSI's distribution system showed many thousands of utility poles, plus wire spans and transformers, damaged by Hurricane Rita. In addition, at its peak, Hurricane Rita took out of service 54 percent of EGSI's Texas substations and 39 percent of EGSI's Louisiana substations. Furthermore, of the 14 fossil units EGSI owns and/or operates in the area affected by Hurricane Rita, 12 units were out of service at Hurricane Rita's peak. At Hurricane Rita's peak, 66 percent of EGSI's customers did not have service.

  The economic impact of these hurricanes on EGSI has been two-fold. EGSI has incurred significant cost of repairs to its transmission and distribution systems, as well as its generation facilities. EGSI also expects that the temporary power outages associated with Hurricane Rita will cause revenues to be lower in the affected service territories. However, unlike with Hurricane Katrina, there will not be an extended restoration period for a significant portion of EGSI's customer base. In fact, as of this past weekend, EGSI has been able to restore power to all customers who are able to accept service, allowing it to operate its business and receive the resulting revenue streams in support of its normal operations while continuing to make necessary repairs.

  Despite the considerable progress that has been made in restoring its utility system, EGSI has experienced and is still experiencing a shortfall in its cash receipts compared to normal levels. At the same time, EGSI continues to have significant cash requirements, primarily due to payment obligations under fuel and power purchase contracts and storm restoration costs as it endeavors to restore service throughout its territory and to maintain the safety and security of its operations. Although these initial restoration estimates are subject to change as more information becomes available, as of October 4, 2005, EGSI estimates that total restoration costs for the repair or replacement of its electric facilities damaged by Hurricane Rita are in the range of $365 million to $500 million. EGSI needs interim financing to cover financial requirements resulting from the damage caused by these two hurricanes, particularly by Hurricane Rita. EGSI has significant financing capacity available under the Current Order ($940 million, exclusive of its authorization with respect to the issuance of tax-exempt bonds and related collateral securities). However, while EGSI's recent discussions with banks have indicated that a cost-efficient and flexible financing option otherwise available to EGSI in these circumstances is a secured bank credit facility pursuant to which EGSI could incur borrowings with maturities of between one and five years, as indicated above, the Current Order does not authorize EGSI to make secured bank borrowings.

  Summary of Requested Approvals.

  In addition to the current authorization, EGSI requests approval during the period through March 31, 2007 ("Authorization Period") to enter into arrangements for, and make borrowings with maturities between one year and five years under, secured credit facilities from one or more banks ("Secured Bank Debt").

  Description of Proposed Financing Program.

The proposed Secured Bank Debt (when combined with the currently authorized first mortgage bonds, including first mortgage bonds of the medium term note series, unsecured long-term debt, and preferred stock, preference stock and/or equity interests) will not exceed the $940 million that remains authorized but unissued under the Current Order's original authorization of $2 billion (in each case, exclusive of authorization with respect to the issuance of tax-exempt bonds and related collateral securities). EGSI proposes to establish bank lines, as necessary, providing for the issuance of such Secured Bank Debt. In connection with the incurrence of Secured Bank Debt, EGSI requests authority to issue and pledge up to an aggregate principal amount of $963.5 million of first mortgage bonds as collateral securities ("Bank Collateral Securities"), which $963.5 million is not included in the $940 million referenced above or in the Current Order's authorized amount of $560 million of collateral securities related to tax-exempt bonds. Loans under these lines (which terminate no later than five years from the establishment of the facility) will have maturities of at least one year from the date of each borrowing. The effective cost of money on Secured Bank Debt authorized in this proceeding will not exceed the greater of (a) 500 basis points over the London Interbank Offered Rate ("LIBOR") for the relevant interest rate period, and (b) a spread over LIBOR that is consistent with similar loans of comparable maturities to companies of comparable credit quality.

EGSI proposes to issue Bank Collateral Securities pursuant to its Indenture of Mortgage, dated as of September 1, 1926 (the "Indenture"), to Chase National Bank of the City of New York, as Trustee, to which JPMorgan Chase Bank, N.A. is successor Trustee (the "Trustee"), as heretofore amended and supplemented by seventy-two supplemental indentures (each, a "Supplemental Indenture") and as may be supplemented by additional Supplemental Indentures (the Indenture as so amended and supplemented and as to be so amended and supplemented being hereinafter referred to as the "Mortgage"), each relating to one or more new series of Bank Collateral Securities. The Bank Collateral Securities would be issued on the basis of unfunded net property additions and/or previously retired bonds, as permitted and authorized by the Mortgage.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

The fees, commissions and expenses, including arrangement fees and up-front fees, incurred or to be incurred in connection with the transactions proposed herein will not exceed 5% of the proceeds of such transactions.

Expenses to be incurred by EGSI in connection with obtaining the Commission's order authorizing the transactions proposed in this Post-Effective Amendment are estimated not to exceed $15,000, including $12,000 for legal fees and $3,000 estimated for the fees of Entergy Services, Inc.

ITEM 3. APPLICABLE STATUTOR PROVISIONS.

  General.

  Sections 6(a) and 7 of the Holding Company Act are applicable to the issuance and sale of Bank Debt (including Bank Collateral Securities).

  EGSI further requests any additional authority required under the Holding Company Act or Rules thereunder for the transactions described in this Application/Declaration.

  Compliance with Rules 53 and 54.

The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

Entergy hereby represents that, pursuant to Rule 54 under the Holding Company Act, (i) for the reasons discussed below, the condition set forth in Rule 53(a)(1), that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings," is not currently satisfied, (ii) for the reasons discussed below, the condition set forth in Rule 53(b)(1) is not currently satisfied, and (iii) all of the other criteria of Rule 53(a) and (b) are currently satisfied.

With respect to the condition set forth in Rule 53(a)(1), Entergy's "aggregate investment" in Exempt Projects (approximately $2.9 billion) is equal to approximately 57% of Entergy's "consolidated retained earnings" as of June 30, 2005 (approximately $5.0 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Holding Company Act). Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order.

On September 23, 2005, Entergy New Orleans, Inc. ("ENOI") filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana. The book value of ENOI's assets exceeded 10% of Entergy's "consolidated retained earnings" as of June 30, 2005. Consequently, the circumstances described in Rule 53(b)(1) have occurred.

However, even though Entergy is not in compliance with Rule 54 as a result of the circumstances set forth in Rule 53(b)(1) having arisen with respect to ENOI, if the Commission therefore were to consider (as required under Rule 53(c)) the effect upon the Entergy System of the capitalization and earnings of Exempt Projects in which Entergy has an ownership interest, there would be no basis for the Commission to withhold or deny approval for the relief requested in this Post-Effective Amendment. For the following reasons, the action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's Exempt Projects, (i) would not have a material adverse effect on the financial integrity of the Entergy System, and (ii) would not have an adverse impact on Entergy's public-utility companies or their customers:1

1. As of June 30, 2005, Entergy's aggregate investment in Exempt Projects was equal to 17% of Entergy's total consolidated capitalization, 15% of consolidated net utility plant and 18% of the market value of Entergy's common stock. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

2. Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through June 30, 2005).

3. Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order through June 30, 2005.

4. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of June 30, 2005, Entergy's consolidated capitalization ratio was approximately 50.6% debt and approximately 49.4% equity, consisting of approximately 2.3% preferred stock and approximately 47.1% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

5. As of the date of this Post-Effective Amendment, each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Operating Company (including ENOI) or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply.

Therefore, notwithstanding the failure to meet the condition of Rule 53(b)(1) as a result of the bankruptcy of ENOI, Entergy submits that, in accordance with Rule 53(c), the transactions proposed in this Post-Effective Amendment (i) will not have a substantial adverse impact upon Entergy's financial integrity and (ii) will not have an adverse impact on Entergy's utility subsidiaries, their customers or on the ability of Entergy's state and local regulators to protect such subsidiaries or customers.

Furthermore, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Holding Company Act to retail regulatory commissions. Finally, other than Rule 53(b)(1), none of the conditions set forth in Rule 53(b) (under which the safe harbor provisions of Rule 53 would not be available) currently exists. Specifically, (i) Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods, and (ii) Entergy did not report operating losses in its previous fiscal year attributable to its investments in Exempt Projects in excess of 5% of Entergy's consolidated retained earnings.

Except to the extent otherwise authorized in the June 2000 Order, in any supplemental order issued in this proceeding or any other subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

ITEM 4.  REGULATORY APPROVAL.

No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Post-Effective Amendment. Neither the Louisiana Public Service Commission, nor the Public Utility Commission of Texas, exercises jurisdiction over the transactions for which approval is sought herein.

ITEM 5. PROCEDURE.

EGSI respectfully requests that the Commission's order herein be entered on or before December 2, 2005.

EGSI hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision, and requests that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A. Exhibits.

*F-1 Opinion of Counsel.

**G-1 Proposed form of Federal Register Notice.

**H-1 Current Reports on Form 8-K dated September 20, 2005 (filed September 20, 2005), September 23, 2005 (filed September 23, 2005), September 22, 2005 (filed September 28, 2005) and September 28, 2005 (filed October 4, 2005) of Gulf States (filed in File No. 1-2703 and incorporated herein by reference).

B. Financial Statements.

**FS-1	Entergy Gulf States, Inc. Consolidated Statement of Income for the year ended December 31, 2004	See Annual Report of Entergy Gulf States, Inc. on Form 10-K for the year ended December 31, 2004 in File No. 1-27031
**FS-2	Entergy Gulf States, Inc. Consolidated Balance Sheet as of December 31, 2004	See Annual Report of Entergy Gulf States, Inc. on Form 10-K for the year ended December 31, 2004 in File No. 1-27031
**FS-3	Entergy Gulf States, Inc. Consolidated Statement of Income for the three month period ended June 30, 2005	See Quarterly Report of Entergy Gulf States, Inc. on Form 10-Q for the quarter ended June 30, 2005 in File No. 1-27031
**FS-4	Entergy Gulf States, Inc. Consolidated Balance Sheet as of June 30, 2005	See Quarterly Report of Entergy Gulf States, Inc. on Form 10-Q for the quarter ended June 30, 2005 in File No. 1-27031

Except as reflected in the financial statements (including the notes thereto) and the Current Reports on Form 8-K filed as Exhibit H-1, there have been no material changes, not in the ordinary course of business, with respect to Gulf States which have taken place since June 30, 2005.

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*To be filed by amendment.
**Incorporated herein by reference as indicated.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

A. The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

B. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Entergy Gulf States, Inc.

By: /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer

Date: October 18, 2005

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1.  On September 26, 2005, the Commission issued an emergency order granting authority for Entergy to loan ENOI up to $150 million.  See HCAR No. 10334.  In approving the emergency funding request, the Commission considered (in light of the condition of Rule 53 (b)(1) having occurred) the effect upon the Entergy System of the capitalization and earnings of Entergy's Exempt Projects in accordance with Rule 54, and found that there was no basis to withhold or deny approval of the relief requested.